T3/12

03001905

BB 3/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street, Fourth Floor
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Esther J. Verdiger 212-391-7300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leshkowitz & Company, LLP
(Name – *if individual, state last, first, middle name*)

270 Madison Avenue (Address) New York (City) New York (State) 10016 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH, D.C. 165

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, Esther J. Verdiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlegate Securities Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PHYLLIS A. BARSKY
Notary Public, State of New York
No. 31-0176410
Qualified in New York County
Commission Expires August 10, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

* * * * *

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002 AND 2001

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditors' Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statements of financial condition of Middlegate Securities Ltd. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
January 16, 2003

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 523,572	$ 584,254
Securities owned, at market value	425,395	5,511,747
Receivable from clearing organization, net	3,356,850	63,770
Loans receivable - affiliates and others	4,817,422	3,471,299
Due from officers	-	129,358
Prepaid income taxes	49,489	-
Prepaid expenses and other current assets	464,963	244,506
Other investments	-	111,100
Furniture, equipment, computer software, and leasehold improvements, less accumulated depreciation and amortization of $565,565 and $438,902, respectively	448,368	355,552
Certificate of deposit	60,000	60,000
Security deposit	3,750	3,750
Total assets	$ 10,149,809	$ 10,535,336

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Securities sold, but not yet purchased, at market value	$ 2,500	$ -
Obligation under capital lease	12,340	-
Income taxes payable	-	139,578
Retirement plan contributions payable	80,765	113,162
Accrued expenses payable	171,955	151,191
Deferred rent payable	65,556	74,602
Total liabilities	333,116	478,533
Commitments		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	150,000	150,000
Retained earnings	9,666,693	9,906,803
Total stockholders' equity	9,816,693	10,056,803
Total liabilities and stockholders' equity	$ 10,149,809	$ 10,535,336

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	$ 15,972,983	$ 21,901,319
Syndications	24,528	73,224
Interest and dividends	516,138	468,315
Total revenues	16,513,649	22,442,858
Expenses:		
Employee compensation	6,909,807	9,520,376
Transaction and clearance fees	3,683,207	5,004,309
Charitable contributions	2,924,398	3,473,976
Other operating expenses	1,080,051	1,011,225
Payroll taxes and employee benefits	379,341	398,929
Rent and utilities	281,795	234,083
Retirement plan expense	280,765	288,162
Professional fees	180,079	124,321
Communication and information systems	149,301	144,508
Depreciation and amortization	126,663	105,246
Total expenses	15,995,407	20,305,135
Income before provision for income taxes	518,242	2,137,723
Provision for income taxes	361,352	523,985
Net income	$ 156,890	$ 1,613,738

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2001	$ 150,000	$ 8,293,065	$ 8,443,065
Net income for the year ended December 31, 2001		1,613,738	1,613,738
Balance at January 1, 2002	$ 150,000	$ 9,906,803	$ 10,056,803
Net income for the year ended December 31, 2002		156,890	156,890
Dividend distributions to stockholders		(397,000)	(397,000)
Balance at December 31, 2002	$ 150,000	$ 9,666,693	$ 9,816,693

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 156,890	$ 1,613,738
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	126,663	105,246
Deferred rent	(9,046)	(9,047)
Changes in assets and liabilities:		
Securities owned, at market value	5,197,452	(3,548,285)
Receivable from clearing organization, net	(3,293,080)	3,752,208
Prepaid expenses and other current assets	(220,457)	(159,289)
Securities sold, but not yet purchased, at market value	2,500	(1,089,060)
Income taxes payable	(189,067)	17,125
Retirement plan contributions payable	(32,397)	74,514
Accrued expenses payable	20,764	15,618
Net cash provided by operating activities	1,760,222	772,768
Cash flows from investing activities:		
Purchase of computer software	(123,428)	-
Purchase of fixed assets	(83,338)	(153,905)
Proceeds from reduction in certificate of deposit	-	40,000
Net cash used in investing activities	(206,766)	(113,905)
Cash flows from financing activities:		
Decrease in due from officers	129,358	170,642
Increase in loans receivable - affiliates and others	(1,346,123)	(1,423,940)
Principal payment under capital lease obligation	(373)	-
Dividend distributions to stockholders	(397,000)	-
Net cash used in financing activities	(1,614,138)	(1,253,298)
Decrease in cash and cash equivalents	(60,682)	(594,435)
Cash and cash equivalents at beginning of year	584,254	1,178,689
Cash and cash equivalents at end of year	$ 523,572	$ 584,254

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

NOTES TO FINANCIAL STATEMENTS

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company clears all its customer transactions through a correspondent broker-dealer on a fully disclosed basis.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Securities transactions, as well as related income and expenses, are recorded on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade date basis.

Income Taxes - Provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Depreciation and Amortization - For financial reporting purposes depreciation on furniture, equipment and computer software is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. For tax reporting purposes fixed assets are being depreciated based on accelerated methods in accordance with provisions of the Internal Revenue Code.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform to the December 31, 2002 presentation.

3) CONCENTRATION OF CREDIT RISK:

The Company places its temporary cash investments with high credit quality banking institutions. At times such investments may be in excess of the FDIC insurance limit.

4) **RECEIVABLE FROM CLEARING ORGANIZATION:**

The net amount due from the clearing organization consists of the balances in the Company's various trading accounts maintained by Pershing, the clearing unit of Donaldson, Lufkin & Jenrette, which clears all the Company's trades. Included in the receivable balance at December 31, 2002 and 2001 is a deposit of $100,350 which is required by Pershing for operating the accounts.

5) **LOANS RECEIVABLE - AFFILIATES AND OTHERS:**

The Company advances funds to various affiliated companies whose members are also principal shareholders of the Company. The loans receivable balances from these affiliates were $4,776,422 and $3,451,299 at December 31, 2002 and 2001, respectively. The loans have been personally guaranteed by the shareholders of the Company pro-rata to their stock ownership in the company. In addition, the Company advanced funds to other non-related parties. The loans receivable balances due from non-related parties were $41,000 and $20,000 at December 31, 2002 and 2001, respectively. The loans bear interest at 4.2% and 6% per annum, respectively.

6) **DUE FROM OFFICERS:**

The amounts due from officers at December 31, 2001 totaled $129,358. The amounts were due on demand and included interest at the prime rate. The amounts were fully repaid in 2002.

7) **SECURITIES OWNED AND SOLD, NOT YET PURCHASED:**

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

December 31, 2002	Owned	Sold Not Yet Purchased
Money market fund	$ 119,500	$ -
Municipal bonds	95,456	-
Government bonds	27,992	-
Corporate stock and warrants	185,447	2,500
	$ 425,395	$ 2,500

December 31, 2001	Owned	Sold Not Yet Purchased
Money market fund	$ 3,961,125	$ -
Municipal bonds	27,206	-
Corporate bonds	563,438	-
Corporate stock	959,978	-
	$ 5,511,747	$ 0

8) **RETIREMENT PLANS:**

During 1993, the Company adopted a profit sharing plan for its eligible employees. In 1995, the Company adopted a money purchase plan. The Company is obligated to contribute 5% of eligible compensation and may, at its discretion, contribute up to an additional 15% of eligible compensation. Total retirement plan expense for the years ended December 31, 2002 and 2001 was $280,765 and $288,162 , respectively.

9) **COMMITMENTS:**

Lease - The Company currently leases its office space under a ten-year operating lease which expires on April 30, 2006. In accordance with the lease terms at inception, the Company issued a letter of credit in the amount of $100,000 to secure its obligations under the lease. In 2001, the required letter of credit amount was reduced to $60,000. The letter of credit is secured by a certificate of deposit of an equal amount. In accordance with SFAS No. 13 - "Accounting for Leases" the total rental payments are being amortized over the lease term on a straight line basis at $11,538 per month for 120 months. Deferred rent payable at December 31, 2002 and 2001 was $65,556 and $74,602, respectively.

In July 2000, the Company entered into a lease for storage space requiring $3,750 as a security deposit. The lease agreement is for the period from July 15, 2000 through July 31, 2008 and provides for an annual base rent of $15,000.

In addition, the Company entered into a lease agreement in August 2001. The lease agreement is for the period from August 6, 2001 through August 31, 2003 and provides for two rental payments of $96,000, one paid in September 2001 and the other payable in September 2002.

The following is a schedule of future minimum lease payments as of December 31, 2002:

Year Ending December 31,	Amount
2003	$ 170,368
2004	174,300
2005	174,300
2006	68,100
2007	15,000
Thereafter	8,750
	$ 610,818

Rent expense for the years ended December 31, 2002 and 2001 was $254,154 and $210,145, respectively. The rent expense for 2002 was offset by $30,000 in sublease rental income.

10) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $3,924,594 which was $3,824,594 in excess of its required net capital of $100,000 (See Schedule 1).

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

11) CASH FLOW INFORMATION:

(a) For cash flow reporting purposes, the company considers all highly liquid temporary cash investments with original maturities of three months or less, to be cash equivalents.

(b) Cash payments for income taxes for the years ended December 31, 2002 and 2001 were $550,419 and $506,860, respectively.

(c) Noncash investing and financing activities:

During 2002 the Company entered into a capital lease obligation for computer software in the amount of $12,713.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

Net capital:		
Total stockholders' equity from statement of financial condition		$ 9,816,693
Add: Allowable credit from statement of financial condition:		
Time value addback		2,500
Total capital and allowable subordinated liabilities		9,819,193
Deduct: Non-allowable assets from statement of financial condition:		
Loans receivable - affiliates and others	$ 4,817,422	
Prepaid income taxes	49,489	
Prepaid expenses and other current assets	464,963	
Furniture, equipment, computer software and leasehold improvements, net	448,368	
Certificate of deposit	60,000	
Security deposit	3,750	5,843,992
Net capital before haircuts		3,975,201
Deduct haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c)):		
Municipical bonds	5,315	
Corporate stock and warrants	45,292	50,607
Net capital		$ 3,924,594
Aggregate indebtedness:		
Obligation under capital lease	12,340	
Retirement plan contributions payable	80,765	
Accrued expenses payable	171,955	
Deferred rent payable	65,556	
Total aggregate indebtedness		330,616
Percentage of aggregate indebtedness to net capital		8.42%
Minimum capital required		100,000
Excess of net capital over minimum requirement		$ 3,824,594
Reconciliation with Company's computation (included in part IIA Form X-17A-5 as of December 31, 2002):		
Net capital, as reported in Company's Part IIA Focus report		$ 3,924,594

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.
New York, New York:

In planning and performing our audits of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
January 16, 2003